

April 29, 2013

Via E-mail
Mr. Keith A. Meister
Managing Partner
Corvex Management LP
712 Fifth Avenue, 23rd Floor
New York, New York 10019

Mr. Richard O'Toole
Vice President
Related Fund Management, LLC
60 Columbus Circle
New York, NY 10023

> **Re:** **CommonWealth REIT**
> **Definitive Additional Solicitation Materials on Schedule14A**
> **Filed on April 18, 2013 by Corvex Management LP, Mr. Keith A. Meister,**
> **Related Fund Management, LLC, et al.**
> **File No. 001-09317**

Dear Mr. Meister and Mr. O'Toole:

We have reviewed your filing and have the following comments.

Executive Summary, page 5

1.   We note your statement that "RMR receives fees based on gross historical cost basis of real estate, incentivizing growth through acquisitions regardless of returns to CWH shareholders." We understand that almost half of the fees paid to RMR in the last three years were not in fact based on gross historical costs, but rather were fees for property management services that were based on revenues and construction costs. If this is the case, please tell us how you plan to address this in your filings.

Executive Summary, page 7

2.   You inform security holders that you intend to unlock "$35 per share potential NAV at 4/17/13 after removal of current trustees, and target stock price of $44+ per share at 12/31/14," and you direct security holders to Appendix A for details on these valuations. Presuming you are referring security holders to page 57 of your presentation, please

advise, with a view towards revised disclosure, how the material on page 57 supports these valuations.

History of Underperformance, page 17

3.   The measures on this page appear to be predicated on a "stabilized NOI of $547 million." Please advise, with a view towards revised disclosure as necessary, how you arrived at this number.

4.   Similarly, please advise how you arrived at a $4.9 billion standalone total enterprise value. In particular, please tell us whether this number excludes SIR's indebtedness or affords the company any benefits of any proceeds from a sale of SIR.

5.   Please advise whether you are treating preferred shares as debt, and, if so, the basis for this treatment.

Flawed RMR Structure and Poor Corporate Governance, page 33

6.   Please provide support for the assertion that "An acquirer could also reduce the operating costs by about $50 million annually by replacing RMR."

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
         Eduardo Gallardo, Esq.
         Gibson, Dunn & Crutcher LLP